February 27, 2012	News Release 12-05

PITARRILLA PROJECT AND RESOURCE UPDATE

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI, TSX: SSO) (“Silver Standard” or the “Company”) announced today an update for the Pitarrilla project in Durango, Mexico (“Pitarrilla”), including an updated mineral resources estimate for oxide and sulphide mineralization.

Highlights

  Contracted M3 Engineering to complete the Pitarrilla feasibility study. M3 has designed and built many mines in Mexico, including the Peñasquito mine.

  Feasibility study on track for mid-year 2012 completion.

  Construction permit application on track for second-half 2012 submission.

  Feasibility design is being based on an open-pit mine and a 16,000 tonne per day plant with an agitated leach circuit producing a silver doré and a flotation circuit producing separate zinc and lead concentrates containing payable silver.

  Hired experienced project manager and key development and construction management personnel.

  Measured and Indicated mineral resources estimate of 655.7 million ounces of contained silver (at a 30 g/t silver cut-off grade).

  Inferred mineral resources estimate of 65.0 million ounces of contained silver (at a 30 g/t silver cut-off grade).

“Pitarrilla’s mineral resources are significant and drive the potential for a long-life mine with strong annual silver production,” said John Smith, President and CEO. “Our team has now settled on an open-pit design concept to optimize a larger amount of silver for the long-term benefit of our shareholders and stakeholders. This approach is consistent with our positive outlook on silver and our strategy of driving growth and value from our extensive 100% owned asset portfolio.”

The Pitarrilla feasibility study is being prepared by M3 Engineering & Technology Corporation and the Company’s development team, and will build on previous resource engineering and design work. This Pitarrilla feasibility study will focus on mining oxide and sulphide ores from one large open-pit operation. Plant facilities are expected to target 16,000 tonnes per day and include a milling circuit, an agitated leach circuit and a flotation circuit. These facilities are expected to produce silver doré, and separate zinc and lead concentrates containing payable silver. Completion of the Pitarrilla feasibility study is scheduled for mid-year 2012.

A diamond drill program of approximately 8,300 meters is scheduled for 2012, with the objective of expanding the near-surface oxide mineralization at the Breccia Ridge and South Ridge zones. In addition, metallurgical testing is underway to optimize metal recoveries from oxide and sulphide mineralization. Where possible, results of this year’s drilling and metallurgical studies will be included in the Pitarrilla feasibility study.

The January 31, 2012, Pitarrilla mineral resources estimate was prepared, verified and approved by the Company’s qualified person Dr. Warwick Board, Ph.D., Senior Geologist with Silver Standard. The estimate is presented at three different silver cutoff grades in Table 1, shown below. These mineral resources estimates are not materially different from those previously published. A new mineral reserve estimate will be prepared as part of the Pitarrilla feasibility study. This new mineral reserve estimate will utilize the open-pit mine concept whereas the current mineral reserve estimate utilizes an underground mine concept.

Table 1. Pitarrilla Mineral Resources Estimate (effective as of January 31, 2012)

Classification	Silver Cut-off Grade (g/t)	Tonnage (Mt)	Silver Grade (g/t)	Lead Grade (%)	Zinc Grade (%)	Contained Silver (Moz)	Contained Lead (Mlbs)	Contained Zinc (Mlbs)
Measured	20	25.3	81.3	0.63	1.09	66.1	352	610
	30	23.0	86.7	0.67	1.14	64.2	340	580
	40	19.7	95.6	0.73	1.22	60.4	315	528
Indicated	20	238.5	78.9	0.31	0.72	605.2	1,605	3,787
	30	222.0	82.9	0.31	0.73	591.5	1,525	3,581
	40	192.4	90.2	0.33	0.76	558.0	1,379	3,220
Total Measured and Indicated	20	263.8	79.2	0.34	0.76	671.3	1,957	4,396
	30	245.0	83.3	0.35	0.77	655.7	1,864	4,162
	40	212.0	90.7	0.36	0.80	618.4	1,694	3,748
Inferred	20	34.7	60.8	0.18	0.44	67.9	139	338
	30	31.3	64.7	0.18	0.44	65.0	124	301
	40	25.0	72.1	0.19	0.46	57.8	103	255

Notes to Table 1:

1.	Dr. Warwick Board, Ph.D. (Geology), P.Geo., is the Qualified Person for the reported mineral resources estimate.
2.	All mineral resources have been classified in accordance with current CIM definition standards.
3.	The Ordinary Kriging with appropriate top-cuts modeling methodology was employed for the mineral resources estimates presented in the above table.
4.

Although a silver cut-off grade of 30 g/t Ag is considered at this time to be the most likely economic cut-off grade for large-scale open-pit mining of the Pitarrilla deposit, it has not yet been confirmed by the appropriate mining studies. A detailed economic cut-off grade analysis will be conducted as part of the Pitarrilla feasibility study.

5.

Silver capping grades used in the estimation range between 415 g/t Ag and 1,825 g/t Ag for the various oxide domains, and between uncapped to 1,370 g/t Ag for the various sulphide domains. Zinc capping grades used in the estimation range between 0.55% Zn and 4.63% Zn for the various oxide domains, and between uncapped and 10.00% Zn for the various sulphide domains. Lead capping grades used in the estimation range between uncapped and 4.02% Pb for the various oxide domains, and between uncapped and 6.04% Pb for the various sulphide domains.

6.	Detailed bulk density modeling was conducted taking into account lithological variability (including an analysis of voids), mineralization, and degree of oxidation.
7.

The drillhole database including collar, survey, assay, lithology, and mineralization, used in the preparation of the mineral resources estimate in Table 1 was validated through conducting detailed verification checks, including QA/QC of location and assay data.

8.	Sums may not equal reported totals due to rounding.

SOURCE: Silver Standard Resources Inc.

Contact:

Michael McDonald
Manager, Business Development
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. Toll Free: (888) 338-0046
All others: (604) 689-3846
E-mail: invest@silverstandard.com

Cautionary Statements on Forward-Looking Information: Statements in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within Canadian securities laws (collectively "forward-looking statements"), such as estimates of mineral resources and reserves and mineralization that will be encountered if and when a property is developed, design parameters and timing to complete the Pitarrilla feasibility study, and proposed drill program estimates. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements and are often identified by such words as “estimates”, “expects”, “plans”, “intends” or variations thereof, or stating that certain actions or results “may”, “could”, “might” or “will” be taken, occur or be achieved. Such risks and uncertainties include, but are not limited to risks relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; technological and operational difficulties or the delay, non-compliance or inability to obtain permits encountered in connection with exploration and development activities; changes in economic conditions or financial markets; changes in prices for the Company's mineral products or increases in input costs; uncertainty of production and cost estimates for the Pirquitas Mine and the Pitarrilla project; risks and uncertainties associated with new mining operations including start-up delays and operational issues; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which Silver Standard may carry on business; labour relations matters; and changing foreign exchange rates, all of which are described more fully in the Company's most recent Form 20-F, and in the Management Discussion and Analysis and in other filings with the Securities and Exchange Commission and Canadian regulatory authorities.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors

This news release uses the terms “Measured Mineral Resource” and “Indicated Mineral Resource.” We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the Mineral Resources in these categories will ever be converted into Mineral Reserves.

This news release uses the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the SEC does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

The TSX has neither approved nor disapproved of the information contained herein.

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